CHARLENE GRANT
Assistant Vice President, Counsel
Law Department
Phone: 949-219-7286
Fax: 949-219-6952
charlene.grant@pacificlife.com
April 14, 2011
Mr. Michael L. Kosoff
Branch Chief — Office of Insurance Products
Division of Investment Management
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549-0506

Re:	Pacific Select Exec Separate Account of Pacific Life Insurance Company
Post-Effective Amendment 14 on Form N-6 (M’s Versatile Product IX)
File Nos. 811-05563 and 333-152224
Dear Mr. Kosoff:
On behalf of Pacific Life Insurance Company (“Pacific Life”), Pacific Select Exec Separate Account of Pacific Life (811-05563), (“Registrant”), set forth below are responses to Staff comments dated April 7, 2011, in connection with the above referenced Post-Effective Amendment on Form N-6, filed with the SEC on February 24, 2011. The changes made in connection with this response will be reflected in a Pre-Effective Amendment to the above referenced Registration Statements.
Staff Comments — General
1.	Please be sure to apply these comments, as applicable, to 333-150092 (MVP VIII) and 333-152224 (Select Exec V).
Response: We hereby confirm that we will also apply these comments to both prospectuses, where applicable.
2.	Please roll the indexed option supplement into the full prospectus or explain supplementally why that would not be appropriate.
Response: We will roll the indexed option supplement into the full MVP IX and MVP VIII prospectuses, as requested. However, as it relates to Select Exec V, we respectfully decline to add the indexed option supplement into the prospectus because availability of the Indexed Option is left to the discretion of the independent distribution channels who market Select Exec V on behalf of Pacific Life. Certain of these distribution channels decline to offer the indexed option to their clients.

Mr. Kosoff
April 14, 2011

3.	The Participation Rate is guaranteed not to be less than 100%. If it is not anticipated that the Participation Rate will ever exceed 100%, please consider removing the Participation Rate from the Index Crediting Formula, as it is an unnecessary complication.
Response: We respectfully decline to remove the Participation Rate from the Index crediting formula because it is an accurate reflection of the disclosure in the contract for the Indexed Account.
4.	Please add disclosure briefly describing the S&P 500 Composite Index. Please also disclose the effect of excluding dividends (i.e., include language to the effect that a portion of the total returns on investments in the securities that underlie the S&P 500 come in the form of dividends and that investors in the Indexed Fixed Option will not be entitled to the portion of total returns attributable to dividends, which means the index’s performance would be lower than that of the securities that underlie the S&P 500 index).
Response: We will add the following disclosure describing the S&P Composite Index after the second sentence of the fifth paragraph: “The Standard & Poor’s 500 Index (‘S&P 500’) is an unmanaged index that covers 500 industrial, utility, transportation, and financial companies of the U.S. markets.” We will also add the following disclosure before the last sentence of that paragraph: “Generally, a portion of the total return on investments in the securities that underlie the S&P 500 are investment dividends. However, allocations to the 1-year Indexed Account will not receive the portion of total returns attributable to dividends, so that the index’s performance will be less than that of the securities underlying the S&P 500 Index.”
Staff Comments — Indexed Account Supplement
1.	(Supp. p. 3) Please reconcile the first two sentences of the second paragraph. (Is the Indexed Fixed Account the Investment Option or are the Indexed Options underlying the Indexed Fixed Account the Investment Options.)
Response: The Indexed Fixed Account (IFA) is an account whose assets are held in our General Account — as opposed to a Separate Account. They house the Indexed Accounts, which are the Investment Options. Currently, the 1-year Indexed Account is the only Investment Option in the IFA, but we may add additional Indexed Accounts, also referred to as Indexed Options, in the future. Both the IFA and the Indexed Accounts are defined accordingly in the Terms Used In This Prospectus section. To further clarify the distinction between the IFA and the Indexed Account and/or Indexed Option, we will revise the third sentence of the second paragraph by changing “Indexed Fixed Accounts” to “Indexed Accounts.” We will also revise the section title from “Indexed Fixed Account” to “Indexed Account” and add the following sentence after the first sentence of the paragraph: “Allocations to the 1-year Indexed Account are made first to the Fixed Account and transferred from the Fixed Account to the Indexed Option on the next Segment Start Date.”
2.	(Supp. p. 3) The second paragraph of the supplement notes that the registrant may “cease offering one or more of the Indexed Fixed Accounts at any time.” Please clarify what, if any, are the consequences of this action with respect to investors’ assets in one of those accounts and with respect to standing instructions that may be in place to transfer assets into one of those accounts.
Response: We respectfully submit that the issue is addressed in the fourth bullet of Section IV. However, we will expand the disclosure by adding the following bullets:
     “Existing Segments will remain unchanged until their Segment Maturity

Mr. Kosoff
April 14, 2011

You may not make any additional allocations from the Fixed Account into a new Segment
At Segment Maturity, Policy Value allocated to the Indexed Account will be reallocated into the Fixed Account and may be reallocated to other available Investment Options or Indexed Accounts.”
3.	To the extent applicable, please revise the language in the box to reflect the current state of the law.
Response: We will revise the disclosure in the box by deleting the parenthetical “(the Indexed Fixed Account does not fit within that safe harbor)” to more accurately reflect the current state of the law.
(Supp. p. 3) Please clarify the fifth paragraph of the supplement to make it clear that the funds are temporarily allocated to the fixed option until the next Segment Start Date.
Response: We will add the following as the second sentence of the fifth paragraph: “Allocations to the Indexed Account are allocated first to the Fixed Account until the next Segment Start Date.”
4.	(Supp. p. 3) In the sixth paragraph, please disclose that the growth of the S&P 500 Index excludes dividends.
Response: We will revise the second sentence of the fifth paragraph as follows: “...we credit interest based in part on any positive change in the S&P 500®, excluding dividends.”
5.	(Supp. p. 3) In the amendment to the Investment Options subsection of the Benefits of your Policy section, since you are adding disclosure discussing transfer restrictions from the indexed account, for symmetry, please include references to any restrictions on sub-account transfers and transfer from the fixed accounts. Further, please make it clear that, after indexed Segment Maturity, an investor will only be able to a reallocate funds to another Segment or to the Fixed Account.
Response: We respectfully decline to add additional disclosure pertaining to Fixed and Variable Account transfer restrictions. All transfer restrictions are described in great detail in the prospectus sections titled Fixed Options and Transferring Among Investment Options and Market-timing Restrictions, which is revised by section XIII of the supplement. Section XIII further clarifies the effect of transfers to and from the Indexed Account. We will, however, add the following disclosure to section II of the Benefits of your Policy section: “At Segment Maturity you may only reallocate Segment Value to another Segment or to the Fixed Account.”
6.	(Supp. pp. 4-5) In the risk disclosure section, please include the risk that the company may defer payment of surrender proceeds from the fixed or indexed accounts for up to six months. Please also note as an additional risk that amounts in a Segment cannot be transferred to any other Investment Option until the end of the Segment Term. In addition, please make it clear that amounts removed (withdrawn, loaned, and used to pay monthly fees) from the Indexed Fixed Account will remain subject to the performance of the Index until the end of the Segment Term.
Response: We will add the following disclosure as three new bullets to the risk disclosure section:
“Risk that We May Defer Payment of Surrender Proceeds — We may defer payment of surrender proceeds from the Fixed or Indexed Accounts for up to six months.

Mr. Kosoff
April 14, 2011

Restrictions on Transfers to other Investment Options — Amounts allocated to Segments of the Indexed Account may not be transferred to any other Investment Option until the end of the Segment Term.
Effect of Deductions on Indexed Interest — Amounts deducted from the Indexed Account as a result of policy loans, withdrawals, or Monthly Deductions will receive a proportionate Indexed Account credit at the end of the Segment Term, based upon the average Segment monthly balances during the Segment Term.”
7.	(Supp. pp. 4) In the Indexed Interest Crediting Risk disclosure, please include disclosure that the indexed interest excludes dividends. Also, please disclose the guaranteed minimum Growth Cap. Please also include disclosure regarding the ability of the registrant to change the Cap. Finally, please disclose, in bold-faced type, that surrendering your policy will forfeit any indexed interest credit for the current segments.
Response: The guaranteed minimum Growth Cap is disclosed in the bullet captioned “Change in Growth Cap.” That bullet also states “We may increase or decrease the Growth Cap for future Segments, but the Growth Cap will never be less than 3%.” We respectfully assert that no additional disclosure is required. With regard to the effect of Policy surrender, we will revise the Benefits and Risks section to include the following new bullet:
“Surrendering Your Policy — If you surrender your Policy before Segment Maturity, no Indexed Interest will be credited.”
8.	(Supp. p. 5) With regard to the Risks that We May Eliminate or Substitute the Index disclosure, the disclosure states that the company may substitute an index for the Index if the Index is discontinued or if the company is unable to utilize the Index. Please explain:

•	what criteria is used to select a successor index;

•	under what circumstances the company would be unable to utilize the Index; and

•	the effects, if any, of the change in index upon any applicable guarantees.
Response: We will add the following disclosure as new bullets in the Important Considerations section:
“We may eliminate or substitute the Index if the Index we are currently using is no longer published, if the licensing agreement for a particular Index expires, or if the cost of providing the investment on the Index becomes too high

Changing the Index will not affect the guarantees for the Index Account

We will notify you if we replace the Index

We will select a replacement Index in our sole discretion, based on the availability of the index and our ability to purchase the necessary underlying securities.”

Mr. Kosoff
April 14, 2011

9.	(Supp. p. 5) With regard to the Risks that We May No Longer Offer the Indexed Fixed Account disclosure, please explain what the default investment option would be in the case where an investor does not choose an alternative allocation for funds in the indexed option.
Response: We will add the following statement to the referenced bullet: “If you do not do so, your Indexed Fixed Accumulated Value will be reallocated to the Fixed Account.”
10.	Terms Used in this Prospectus (Supp. pp. 2-3)

a.	For clarity, please segregate those terms which are amending existing terms from those which are new to the prospectus.
Response: All defined terms will appear in the Terms Used in This Prospectus section of the applicable product prospectuses.
b.	Please define “Fixed Account” and “Fixed LT Account.”
Response: We respectfully decline to add additional definitions here since both the Fixed and the Fixed LT Accounts are defined in the product prospectuses.
c.	To avoid any confusion, please affirmatively state that the Fixed Options do not include the Indexed Fixed Account Option.
Response: We respectfully decline to add the requested disclosure since the Fixed Account section of the prospectus will be immediately followed by the Indexed Fixed Account section. It will be immediately clear to the reader that they are two separate and distinct Investment Options.
d.	Please define the terms “Indexed Fixed Account Option”, “Segment Monthly Balance”, “Segment Guaranteed Interest”, and “Monthly Deduction. Please note that “Monthly Deductions” is also not defined in the prospectus. Please ensure that all capitalized terms are defined.
Response: We respectfully submit that the definition of Segment Guaranteed Interest is already included in Terms. We will revise Segment Monthly Balance to Segment monthly balance, which makes a definition unnecessary, as the words are self-explanatory. We will define the remaining listed terms and will verify that all capitalized terms are defined, either in the Terms section or in the body of the prospectus.
e.	With regard to the “Segment Value” definition, please clarify that variable “d” is only added at Segment Maturity.
Response: We will revise variable “d” of the definition to state: “any Segment Indexed Interest credited only at Segment Maturity.”
f.	Please supplement the definition of the Segment Start Date to provide general information as to when and how often Segment Start Dates occur over the course of a year.
Response: We will add the following statement to the end of the first sentence of the definition: “..., generally the 15th of each month.”
g.	The prospectus states that the Growth Cap will be provided in the investor’s contract specifications page. Instead of pointing the reader to an outside document, please include a cross-reference to the Indexed Fixed Account section of the supplement which describes the current and minimum Growth Cap.

Mr. Kosoff
April 14, 2011

Response: We will revise the definition of Growth Cap by deleting “as shown in your Policy Specifications” and replace it with “as described in Indexed Account.”
11.	Timing of Payments (Supp. page 9) — The supplement notes that transfers from the Indexed Fixed Account (and other Fixed Accounts) may be delayed for up to six months. Please clarify generally the circumstances under which this could occur.
Response: We will revise the disclosure as follows: “If we defer payment of surrenders, withdrawals or loans for more than 10 days after we receive your request, we will pay interest at the rate required by the state in which the Policy is delivered, but not less than an annual rate equal to the guaranteed rate payable on the Fixed Options.
12.	Indexed Account Charge (Supp. p. 9) — When describing the current fee, please refer the policy owner to the fee table instead of the policy specifications page.
Response: We will revise the referenced sentence accordingly.
13.	The supplement notes that Segment Indexed Interest Credit is forfeited if the policy is surrendered. Please note this in the introductory paragraphs for the Indexed Fixed Account section.
Response: We will add the following as the last sentence of the second paragraph: “If you surrender your Policy, you will forfeit any Segment Indexed Interest.”
14.	Indexed Account — Important Considerations (Supp. p. 11) — The supplement states in the third bullet point that you assess a charge on Accumulated Value in an Indexed Account, and then in the next bullet point that the registrant will “deduct all Monthly Deductions...from Accumulated Value in the Fixed Accounts and Variable Accounts. It is unclear whether “Monthly Deductions” are intended to include the charge for the Indexed Account in the third bullet. Please revise the supplement to make this clear, preferably by noting what the Monthly Deductions are for.
Response: The Monthly Deduction includes all regular Policy and Rider charges, including the charge for the Indexed Account. All charges are combined and deducted first from the Fixed and Variable Investment Options pro rata. Any charge in excess of the amounts available in the Fixed and Variable Accounts is deducted from the Indexed Accounts. In response to your comment 10(d), we have added a definition of Monthly Deduction which makes it clear that the charge for the Indexed Account is included.
15.	(Supp. p. 13) In the example of how an Index Credit works section, please include a disclaimer to the effect that the index’s performance reflected in the example is not necessarily an indication of how the index will perform in the future.
Response: We will add the following as a footnote to the “Index Growth Rate” line in the example: “The performance of the Index reflected in this example is not necessarily an indication or guarantee of how the Index will perform in the future.”
16.	(Supp. p. 13) In the example of how an Index Credit works section, in the first example, please revise the table to make it clear that ‘Total Return Over Period’ and ‘Annual Return Over Period’ covers the period from 12/15/2005 through 12/15/2010.

Mr. Kosoff
April 14, 2011

Response: The revisions will be made.
17.	How Surrenders affect Segment Indexed Interest (Supp. p. 13) — Please explain to the contract owner what happens when a contract owner Surrenders the entire value if [sic] an Indexed Account in the middle of a segment, but does not surrender the entire policy. (i.e., prior Indexed Account Value would still be subject to indexed performance and at segment maturity any Indexed Account Value would be rolled over into another segment unless other instructions are received.)
Response: As stated in the eighth bullet under Important Considerations, as well as in the Segment Creation section, a Policy owner may not transfer Accumulated Value in the Indexed Account until Segment Maturity.
18.	Segment Creation (pp. 14-17) — The Segment Creation section uses many small paragraphs dealing with different subjects (e.g., sources of funds for the Indexed Account, Segment Start Dates, and transfers into the Indexed Account). Please consider using caption and/or indentation to better organize the section.
Response: We will reorganize the Segment Creation section.
19.	(Supp. p. 15) In the fourth paragraph of the Segment Creation section, please clarify that the fixed account is the holding area for investments in the Indexed Fixed Account until the Segment Start Date, and that the item described in the bullets below are the source for investments in the Indexed Fixed Account.
Response: We will make the following revision: “Allocations to the Indexed Account will first be made to the Fixed Account and transferred to the Indexed Account on the next Segment Start Date. The value in the Indexed Account may come from several sources:...”
20.	Payment Instructions (Supp. p. 17) — The Payments Instructions subsection states that a premium payment “corresponds to a Net Premium of $9,305.” Please revise the sentence to clarify briefly what are the adjustments made to reach this result.
Response: Net Premium is a premium payment less premium load as defined in Terms. Accordingly, we will revise the sentence to read: “...which corresponds to a Net Premium of $9,305 after deduction of a $695 premium load.”
21.	Written Instructions (Supp. p. 17) — Please clarify whether, if the contract owner wants to add Variable Accumulated Value to the indexed account, they should request a transfer to the indexed option and PacLife will automatically park funds in the fixed option until the Segment Start Date; or must the investor request a transfer to the Fixed Account and then subsequently request a transfer to the Indexed Account. If the latter, please explain supplementally why the policy does not automatically arrange the transfer to the fixed account and then to the indexed option upon a policy owners request to move money to the indexed option.
Response: We will add the following disclosure after the first sentence of the second paragraph in Reallocation Instructions: “When we receive your Written Request, we will make the allocation first to the Fixed Account and then transfer it to the Indexed Account on the next Segment Start Date.”

Mr. Kosoff
April 14, 2011

22.	(Supp. p. 17) Reallocation Instructions — Please confirm supplementally that there is no way at Segment Maturity to move indexed value directly to a Variable Investment Option. Also, please explicitly describe the difficulty in trying to move investment value at segment maturity to the variable investment options. (i.e., due to transfer restrictions it may take a number of years to effectuate such a transfer from the fixed option.)
Response: We hereby confirm that at no time, including Segment Maturity, can Indexed Value be moved directly to a Variable Investment Option. All allocations to and from the Indexed Account are allocated first to or from the Fixed Account. We will add the following sentence after the last sentence (before the cross-referencing phrase) of Reallocation Instructions: “Transfer restrictions in effect may increase the amount of time required to transfer your Indexed Accumulated Value from the Indexed Account.”
23.	(Supp. p. 17) Segment Maturity — Please explicitly state that reallocation to a new segment will be subject to the cap and minimum interest rate then in effect.
Response: We will add the following disclosure before the last sentence in the first paragraph of Segment Maturity: “Reallocation to a new Segment will be subject to the Growth Cap and Segment Indexed Interest Rate then in effect.”
24.	Transferring Among Investment Options and Market-timing Restrictions (Supp. p. 17) — Please clarify whether, at segment maturity when the policy owner requests that the Indexed Account Value be transferred out of the Indexed Option, whether that amount, which is allocated to the Fixed Account, is then subject to the Fixed Account Transfer restrictions.
Response: We will add the following sentence to the end of the second paragraph in XIII: “Any amounts transferred from the Indexed Account to the Fixed Account or any of the Variable Options at Segment Maturity will be subject to applicable transfer restrictions following the transfer. However, if the request is for a transfer from the Indexed Account to any of the Variable Options, the transfer from the Indexed Account to the Fixed Account required before the transfer to the Variable Options will not be counted against the Fixed Account transfer restrictions.”
25.	Death Benefit — Please explain how indexed interest is applied to the death benefit that is set to face amount plus accumulated value (Option B), when death takes place at any time other than Segment Maturity. If a segment is terminated prematurely; please explain whether the growth caps are prorated to reflect this or is the indexed interest forfeited.
Response: As stated in the Death Benefit section of the prospectus, the Policy’s Death Benefit is equal to the Total Face Amount plus the Accumulated Value under the Policy. As defined in the Terms section, the Accumulated Value is the sum of the Fixed, Indexed and Variable Accumulated Values. For purposes of calculating the Accumulated Value, we use the current Indexed Account Value which does not include Index Credits for Segments that are not at Segment Maturity because these Credits are not calculated until the end of the Segment Term. Accordingly, we will revise the definition of Indexed Accumulated Value as follows: “the total amount of your Policy’s Accumulated Value allocated to the Indexed Fixed Account. The Indexed Accumulated Value will not include Segment Indexed Interest for any Segments that have not reached Segment Maturity.”
Staff Comments — Prospectus
1.	Front Cover Page
a.	Please add the Indexed Fixed Account to the list of Investment options.

Mr. Kosoff
April 14, 2011

Response: We will add the Indexed Fixed Account to the list of Investment Options, where appropriate.
b.	Please revise Rule 481(b)(1) disclaimer to more closely track the language used in the rule.
Response: We will replace the existing disclosure with the following: “The Securities and Exchange Commission has not approved or disapproved of the securities or passed upon the accuracy or adequacy of the disclosure in this prospectus. Any representation to the contrary is a criminal offense.” This revised disclosure will be added to all variable life prospectuses.
2.	Risks of Your Policy — Withdrawals and Loans (p. 4) — Please include the risk that a policy owner cannot access his full policy value.
Response: We will add the following as the fifth bullet: “limit your access to the Policy’s Accumulated Value”.
3.	Transaction Fees (p. 6) — Please clarify in a footnote whether the Face Amount Increase fee applies to optional rider Face Amount increases. Also clarify whether the Face Amount Increase fee applies to scheduled increases.
Response: We will add the following as footnote 3 to the Transaction fees section (the footnotes will be renumbered accordingly): “This fee also applies to optional rider Face Amount increases, where applicable, but does not apply to scheduled Face Amount increases.”
4.	Riders providing Face Amount Coverage (p. 7)
a.	With respect to the Annual Renewable Term Rider and Annual Renewable Term Rider — Individual, please explain how the representative insurer [sic] charge can be zero when the minimum value in the current charge range is greater than zero.
Response: We have edited that section to illustrate that the current charge is zero.

b.	Please move the administrative charge for both SVER riders to the transaction fee portion of the fee table as per item 3, instr. 2(c) of Form N-6.
Response: We will make the change.
5.	Periodic Charges other than Fund Operating Expense (p. 9) — Footnote 5 states that excess Loan Account Value will be transferred annually to the Investment Options. Please clarify whether this includes the Indexed Fixed Account. If so, please revise the Segment Creation section of the supplement to note this third way of starting a Segment. Please also clarify in the supplement whether the restrictions on starting a Segment during the Lockout Period apply to these automatic transfers of excess Loan Account Value. In either case, please clarify if the transfers are done pro-rata and whether an investor can specify in advance an alternative basis for transfer.
Response: We will amend the last sentence of the footnote disclosure as follows: “If the Loan Account Value...such excess is transferred from the Loan Account to the Variable Options or the Fixed Account on a proportionate basis according to your most recent allocation instructions.” Because this disclosure makes it clear that the Indexed Account is not used for annual transfer of excess Loan Account Value, we believe that further explanation in the Segment Creation and Lockout Period sections are not warranted.

Mr. Kosoff
April 14, 2011

6.	Terms Used in the Prospectus (p. 12) — With respect to the new definition “Basic Coverage Layer”, please review the prospectus and confirm that where you use the term “Coverage Layer”, you mean “Coverage Layer” and not “Basic Coverage Layer”.
Response: We hereby confirm that prospectus references to Coverage Layer and Basic Coverage Layer are accurate and comport with their definitions in Terms Used In This Prospectus.
7.	Chart (p. 20) — Please revise the chart to reflect the Indexed Fixed Account.
Response: We will revise the chart to reflect the Indexed Fixed Account, where appropriate.
8.	Scheduled Increases in Policy Face Amount under the Scheduled Increase Rider and Annual Renewable Term Rider — Individual (p.22)
a.	Please consider moving the disclosure in the section to a location after the section that explains the Annual Renewable Term rider.
Response: We will move the disclosure describing the Scheduled Increase Rider and Annual Renewable Term Rider-Individual to the Optional Riders and Benefits section. Additionally, we will add an additional bullet to the Request an Increase in Face Amount section, as follows: “You may also purchase the Scheduled Increase Rider at Policy Issue for increases of either Basic or Annual Renewable Term Face Amount. See Optional Riders and Benefits.”
b.	Please explain the concept of financial underwriting.
Response: We have added a brief description of “limited financial underwriting” to Things To Keep in Mind.
c.	Please resolve the following inconsistency. The second sentence of this section states that the SIR rider provides increases in the Annual Renewable Term rider. The second sentence of the section title “Scheduled Increases Under the Annual Renewable Term Rider” states that you may not use this Annual Renewable Term Rider in conjunction with the SIR rider.
Response: There are currently two versions of the Annual Renewable Term Rider. They are similar in structure. The first, Annual Renewable Term rider (ART), cannot be used in conjunction with the SIR rider. The second, Annual Renewable Term Rider — Individual (ART-I), is used in conjunction with the SIR rider. To remedy the inconsistency, we will make the following revision throughout the prospectus: where we are referencing the Annual Renewable Term Rider, not to be used in conjunction with the SIR rider, we will refer to it as “ART Rider” and where we refer to the Annual Renewable Term Rider-Individual, which is specifically for use with the SIR Rider, we will refer to it as “ART-I Rider.”
9.	Scheduled Increases Under the Annual Renewable Term Rider (p. 22) — In the second bullet, please replace the phrase “years 2-11” with “Policy Years 2-11”.
Response: We will make the change.
10.	Optional Riders and Benefits (pp. 27-28)
a.	In the description of the three types of riders, please make reference to the Annual Renewable Term Rider — Individual.

Mr. Kosoff
April 14, 2011

Response: We will add the reference and will also add the correct abbreviation for the rider, specifically ARTR-I.
b.	Please explain the difference between the ‘Annual Renewable Term Rider’ and the ‘Annual Renewable Term Rider — Individual’ as the disclosure and fees appear to be identical.
Response: This comment is addressed in the response to comment 8(c) above.
11.	Minimum Earning Benefit Rider (p. 30) — Please clarify whether you can invest in the Indexed Fixed Account under this rider.
Response: We will add the following disclosure: “If you select the Minimum Earnings Benefit Rider, you may not allocate Accumulated Value to the Indexed Account.”
12.	Short-term No-Lapse Guarantee Rider (p. 33) — Please define the term “Monthly Deductions Deficit”.
Response: We will add the following disclosure: “If the Policy is continued under the No Lapse Guarantee, the Policy has no Net Accumulated Value from which to deduct Monthly Deductions. Such uncollected amounts are accumulated without interest and are collectively called the Monthly Deductions Deficit.”
13.	Things to Keep in Mind (p. 33) — Please revise the added disclosure for clarity.
Response: We have revised Things to Keep in Mind to clarify the disclosure.
14.	Calculating Your Policy’s Accumulated Value (p. 38) — Please include a reference to the Indexed Fixed Account in the first paragraph of this section.
Response: We will revise the first sentence of Calculating Your Policy’s Accumulated Value, where appropriate, as follows: “Your Policy’s Accumulated Value...the Variable Investment Options, The Fixed Options and the Indexed Fixed Option, plus the amount in the Loan Account.” We will also revise the definition of Accumulated Value in the Terms Used In This Prospectus section, where appropriate, to include the Indexed Fixed Account.
15.	Cost of Insurance Charge (p. 39) — Please explain the expression “discounted Net Amount at Risk”.
Response: We are revising the term to “Net Amount at Risk” because the use of the word “discounted” is not necessary to the formula.
16.	Transfers (p. 50)
a.	Please revise the paragraph that includes the statement that transfers will normally be effective at the end of the business day you receive the request to describe the Indexed Option’s Segment Start Date.
Response: We will revise the paragraph, where appropriate, by adding the following sentence: “If you request a transfer to the Indexed Fixed Account, we will make the transfer first to the Fixed Account and then to the Indexed Account on the next Segment Start Date.”

Mr. Kosoff
April 14, 2011

b.	Please include language to the effect that, as a result of the transfer restrictions out of the Fixed Options, it may take a number of years before one can move a significant portion of policy value from the Fixed Account to the Variable Investment Options.
Response: We respectfully decline to add additional language to this effect and refer you to the fourth bullet in the Fixed Options, the last sentence of which states: “It may take several Policy Years to transfer your Accumulated Value out of either of the Fixed Options.”
17.	Making Withdrawals (p. 54)
a.	In the first added paragraph, please include a reference to the Indexed Fixed Option, as appropriate. Also, please capitalize the term “Investment Option”.
Response: We respectfully represent that we are unable to locate the section to which this comment refers.
b.	In the “Making Withdrawals” section of the prospectus and the first bullet of the “Taking Out a Loan” section of the prospectus, point out the effect of these transactions in triggering the Lockout Period.
Response: We will add the following explanatory disclosure: “Taking a loan or make a withdrawal from the Policy that results in a deduction from the Indexed Account, other than a withdrawal or loan pursuant to a Systematic Distribution Program, will cause a Lockout Period to begin. During the Lockout Period, you may not allocate any Net Premium payments, loan repayments or otherwise transfer Accumulated Value from the Fixed Account into the Indexed Account. Reallocations for any maturing Segment will be made according to your reallocation instructions.”
c.	In the “How withdrawals affect your policy’s face amount” subsection, please provide an example demonstrating the effect on Face Amount of the first withdrawal that is in excess of the prescribed limit.
Response: We will add the following disclosure: “For a Policy with a Face Amount of $250,000 and a Surrender Value of $80,000, the Owner may withdraw the lesser of $10,000 or $8,000 (10% x $80,000) without any reduction in Face Amount.
Example 1: Owner requests a withdrawal of $6,000. There will be no reduction in Face Amount.
Example 2: Owner requests a withdrawal of $10,000. The Face Amount reduction is the amount of the withdrawal, less the allowable withdrawal amount, or $2,000 ($10,000 - $8,000 = $2,000). The Face Amount following the withdrawal is $248,000 ($250,000 - $2,000 = $248,000).”
18.	Taking Out a Loan (p. 55) — In the added paragraph, please include a reference to the Indexed Fixed Account, as appropriate.
Response: We will add the reference, where appropriate.
Tandy Representations
Please provide “Tandy” representations and any response letter as EDGAR correspondence.

Mr. Kosoff
April 14, 2011

Response: Registrant hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
I believe that the foregoing is responsive to the SEC Staff’s comments. If you have any questions, please call me at (949) 219-7286. Thank you.

Sincerely,
/s/ Charlene Grant
Charlene Grant